Mail Stop 4569
September 8, 2005

By U.S. Mail and facsimile to (313) 234-2800

Mr. Carl G. Verboncouer
Chief Executive Officer and Treasurer
Rydex Investments
9601 Blackwell Road - Suite 500
Rockville, Maryland  20850

      Re:      Euro Currency Trust
      Amendment One to Registration Statement on Form S-1
      Filed on August 12, 2005
                        File Number 333-125581

Dear Mr. Verboncouer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note your response to comment number 2 and will process your amendment with missing information (e.g., exhibits, financials, missing text throughout, such as in the section on experts, etc.). Since this missing information triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues in areas not previously commented on, and we may take a significant amount of time to review your document. Also, the staff will not be in a position to comment further on your disclosure until you provide your audited financial statements and relevant stub period disclosure.
2. We consider the sale of shares by the Fund to Authorized Participants and the resale of these shares by Authorized Participants to investors as one offering by the Fund through the Authorized Participants, which are acting as underwriters. Please confirm to us that the Authorized Participants will distribute this prospectus in connection with their sales to other investors. Also, please revise your document, including the prospectus cover page, the description of subscription procedures, and the plan of distribution, to clearly describe the terms of the offering to persons who purchase your shares from the Authorized Participants. Please ensure that the material terms of those offerings, including the offering price, are clearly disclosed.
3. Since the Authorized Purchasers who will be purchasing units in this offering will be re-selling these units to investors, please identify the Authorized Purchasers as underwriters pursuant to
Section 2(11) of the Securities Act of 1933. In addition, please revise your disclosure accordingly.
4. We note your response to comment number 10. Please provide us with copies of any sales literature that you create.
5. We note your response to prior comment 7. Since the Authorized Participants will be acting as underwriters, securities purchased directly from the Trust by the Authorized participants must have a price. Consequently, revise this section to state the price or the specific pricing formula that will be used to sell the securities purchased by the Authorized participants to the retail market.
6. In the event that the Authorized Participants intend to engage in market-making, specialist-trading, or other activities, please provide your analysis as to how those transactions will be priced and whether the Authorized Participants would have on-going prospectus delivery obligations after the initial sale of the securities.
7. We note your response to prior comment 11. Please provide your analysis as to how the sale of the baskets prior to the effectiveness of this registration statement does not constitute a violation of
Section 5 as a private sale that would be integrated into the public offering. Also, please advise the staff how negotiating with Hunter
Structured Products LLC during the pendency of this registration statement does not constitute either general solicitation or an unregistered offer.
8. Please confirm that you will identify Authorized Participants as an underwriter using a pre-effective or post-effective amendment prior to the Authorized Participant commencing selling of the Trust`s shares.



Glossary, page ii
9. Move this section so that it appears after the disclosure required by Items 501-503 of Regulation SK.

Prospectus Summary, page 1
10. Revise your disclosure to identify whether you have sought to have the Trust`s units listed for trading on any other market.
11. Revise this section to clarify that the Sponsor will take a minimum of 4.8% of the Trust`s net asset value annually as fees. Also, please identify the amount of all other known fees, like the annual fee paid to Foley & Lardner LLP.
12. We note your reference to Euro Currency Trust securities as a "cost-effective" way to access the market for euros. However, a shareholder would be subject to fees totaling as much as 4.8% per annum or more while their capital is invested in the Trust`s securities. Please balance your discussion on page 2, as well as the similar discussion on page 18, to discuss the fees that an investor is subject to when investing in the securities rather than directly in the currency.

The Offering, page 3
13. Add a section that clarifies that investors are subject to any fees charged by their brokerage in order to purchase or trade the Trust`s securities.

Summary Financial Condition, page 8
14. We note your response to comment number 18. We see that you deleted the example that we mentioned, however, it is unclear whether or not the $1 million fee will still be borne ultimately by the investor. Please tell us if this fee still exists and if it will be borne by the investor. Also, please revise to disclose:
a. if you anticipate any non-ordinary recurring expenses; and
b. what types of "other Trust expenses" in terms of frequency and magnitude that might arise from time to time as mentioned on page 4.

The interest rate earned by the Trust, although competitive, may not be the..., page 11
15. We note your response to comment number 29, however, given the materiality of the termination of the Trust, this should be included as a risk factor. Please revise your disclosure.

Creation and Redemption of Shares, page 27
16. We note your response to comment number 14. Please revise to make it clear from the diagram that the investors can also sell their shares.

Trust Expenses, page 20
17. We note your response to comment number 33. The investor needs clear disclosure on fees so that the price of the security tracks the euro and the fees do not distort the price. Given the impact that expenses have on the return to investors, please revise to disclose a table or diagram in accordance with the prior comment number 33.
18. Provide the staff, with a view towards improved disclosure, with a chart or tabular presentation showing all fees that may be charged on an investment in the Trust or may be charged to the Trust and paid out of the Trust`s assets.

Description of the Depositary Trust Agreement, page 26
19. The deposit of the euros appears to be commingled with other depositors, which could create a credit risk in the event of insolvency claims. Please disclose whether or not euros that are deposited into the account are individually allocated, and if not, please include a risk factor in this regard.

Expenses of the Trust, page 33
20. We note your statement that the main expenses that the Trust will incur with the the 0.4% monthly management fee paid to the Sponsor.
Please revise this section to discuss how the fees owed to the Distributor and to Foley & Lardner LLP will be paid. Also, please explain when extra expenses will come out of the Sponsor`s fee and when they will be charged directly to the Trust.

Legal Matters, page 41
21. Revise this section or another portion of the prospectus to identify the amount of the annual fee paid to Foley & Lardner LLP.

Signature Page
22. Revise to include the signatures of a majority of the members of the board of directors of PADCO Advisors. Please refer to Instruction 1 to the signature page of Form S-1.

Exhibit 5.1
23. Please revise to disclose in your legal opinion your determination of whether or not the securities are duly authorized.
24. Please revise the last paragraph to remove the implication that receipt purchasers cannot rely upon this opinion.
25. In the first full paragraph on page 2 of your legal opinion, you assume that "the party who executed the document had proper authority." Counsel cannot assume that the officers signing the certificates have the legal authority to do so; this is a conclusion of law which is a necessary requirement of the legal opinion.
26. Please revise this opinion to clarify that the representations or statements of officers and directors upon which you rely or upon which you base your assumptions are factual in nature and do not constitute legal conclusions. For example, in the first full paragraph on page 2 of your legal opinion you assume that all representations and statements set forth in certain documents are true and correct. Please revise your disclosure accordingly.

Exhibit 8.1
27. Please revise the last paragraph to remove the language limiting reliance upon the tax opinion to the addressee of the opinion.
Any
implication that purchasers of the Trust`s receipts cannot rely upon the opinion is inappropriate.
Statement of Financial Condition, page F-3
28. Please revise the line item "Redeemable Capital Shares..." to reflect the number of shares issued and outstanding and the number of shares authorized for issuance. Refer to Regulation S-X, Rule 5-02.30.

Notes to Financial Statement, page F-4
Note 2D: Revenue Recognition
29. Please revise to include a description of the accounting treatment and impact on gains and losses for changes in the exchange rates between trade date and settlement date for euro purchases and redemptions.
30. Please revise this footnote to describe the revenue recognition associated with the sales of euros in order to pay expenses.


Exhibit A (Response to Comment 48)
General
31. Please tell us the period for which audited financial statements are to be filed by amendment and the name of your independent auditors.
Statement of Financial Condition
32. For the first period of presentation of financial condition, please revise the description of the period to reflect the first period end.
33. Please revise the line item "Redeemable Capital Shares..." to reflect the number of shares issued and outstanding and the number of shares authorized for issuance. Refer to Regulation S-X, Rule 5-02.30.

Income Statement
34. You plan to recognize gains and losses from the sales of euros to fund redemptions and from the unrealized euro appreciation.
However,
euros will also be sold in order to pay the expenses of the Trust. Please revise your realized gain (loss) caption accordingly.

Statement of Changes in Shareholders` Equity
35. Please revise to label the first line balance at beginning of the period and label the final line balance as of end of the period.
36. Revise this statement or provide disclosure in the footnotes of the changes in the number of shares outstanding for each period for which a statement of operations is required to be presented. Refer to Regulation S-X, Article 5-03.30 for further guidance.

Notes to Financial Statements-General
37. Please add a footnote to describe the items included in the balance cash and cash equivalents for use in the statement of cash flows. Refer to paragraph 8 of SFAS 95.
Note 2C: Federal Income Taxes
38. In your future filings, please expand your disclosures to include the amounts passed through to the shareholders for income tax purposes. Also, disclose a reconciliation of taxable income to book net income.
Note 2D: Revenue Recognition
39. Please revise to include a description of the accounting treatment and impact on gains and losses for changes in the exchange rates between trade date and settlement date for euro purchases and redemptions.
40. Please revise this footnote to describe the revenue recognition associated with the sales of euros in order to pay expenses.
Note 5: Related Parties
41. Please revise to include the disclosures required under paragraph
2 of SFAS 57.

*		*		*		*		*

Market Regulation
42. You indicate that Authorized Participants will pay the Transaction Fee to create and redeem Baskets in dollars. Please indicate whether these payments will be kept in dollar-denominated accounts, and if so, where they will be held, or alternatively converted to Euros and commingled with the Trust`s other assets.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Donald Walker at (202) 551-3490 or Margaret Fitzgerald at (202) 551-3556 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy A. Geishecker at (202) 551-3422 or me at (202) 551-3419
with
any other questions.



Sincerely,



Christian Windsor

Special Counsel

cc:	Patrick Daugherty, Esq.
      Jonathan S. Mallin, Esq.
      Foley & Lardner LLP
      One Detroit Center
      500 Woodward Avenue, Suite 2700
      Detroit, MI 48226-3489